As filed with the Securities and Exchange Commission on June 22, 2026

Registration No. 333-295769

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

to

REGISTRATION STATEMENT
under
SCHEDULE B
of
THE SECURITIES ACT OF 1933

KfW
(Name of Registrant)

Federal Republic of Germany
 (Guarantor and Co-Signatory)

Puglisi & Associates
 850 Library Avenue
 Suite 204
Newark, Delaware 19711
 USA
 (Name and Address of Authorized Agent in the United States)

Copies to:

SINA R. HEKMAT Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017	MARK BROD, ESQ. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 1-212-455-2000

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit (2)	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee (4)
Debt Securities of KfW	$25,090,227,185.90		$25,090,227,185.90	$759,550
Guarantee of the Federal Republic of Germany	—		—	—

(1)	Represents a U.S. dollar amount and/or an equivalent amount in other currencies or in composite currencies, and/or amounts determined by reference to an index or, if the debt securities are to be offered at a discount, the approximate proceeds to the issuer. As discussed below, the amount being registered hereunder includes $19,590,227,185.90 aggregate principal amount of unsold securities, which were registered on the registrant’s registration statement no. 333-279392 filed on May 14, 2024, (the “Prior Registration Statement”).

(2)	The proposed maximum offering price per unit will be determined from time to time by the registrant in connection with, and at the time of, the issuance by the registrant of securities registered hereunder.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(4)	As discussed in the paragraph below, the registration statement includes, as of the date of filing of this pre-effective amendment, $19,590,227,185.90 aggregate principal amount of unsold securities that have previously been registered and for which the registration fee has been previously paid. Accordingly, the amount of the registration fee has been calculated based on the proposed maximum aggregate offering price of the additional $5,500,000,000 of securities registered on this registration statement.

The securities registered pursuant to this registration statement include, as of the date of filing of this pre-effective amendment, $19,590,227,185.90 aggregate principal amount of unsold securities, of which $9,590,227,185.90 were initially registered on the registrant’s registration statement no. 333-260756 filed on November 4, 2021 and $10,000,000,000 were registered on the Prior Registration Statement.

In connection with the registration of such unsold securities, the registrant paid registration fees of $889,014.06 for the $9,590,227,185.90 securities initially registered on the registrant’s registration statement no. 333-260756 filed on November 4, 2021, and carried forward on the Prior Registration Statement, and registration fees of $1,476,000 for the $10,000,000,000 securities initially registered on the Prior Registration Statement. Both fee amounts will continue to be applied to such unsold securities. The offering of the unsold securities registered under the Prior Registration Statement will be deemed terminated as of the date of effectiveness of this registration statement.

The debt securities covered by this registration statement are to be offered on a delayed or continuous basis pursuant to Releases No. 33-6240 and 33-6424 under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

The registrant is filing a pre-effective amendment no. 1 to registration statement no. 333-295769 under Schedule B of the Securities Act of 1933 in order to adjust the amount of unsold securities and related fees set forth on the cover page of the registration statement.

The registrant is adjusting these figures to reflect the sale of $1,080,000,000.00 aggregate principal amount of securities under the Prior Registration Statement pursuant to the prospectus and prospectus supplement dated June 14, 2024 and the pricing supplement dated May 15, 2026.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant KfW has duly caused this amendment to registration statement no. 333-295769 to be signed on its behalf by the undersigned, thereunto duly authorized, in Frankfurt am Main, Federal Republic of Germany, on June 22, 2026. KfW hereby appoints Puglisi & Associates as its authorized agent and representative under the Securities Act of 1933 in connection with this registration statement and any amendment hereto with all powers consequent to such appointment.

KfW

By:	/s/ Tim Armbruster
Tim Armbruster
Senior Vice President and Treasurer

By:	/s/ Jochen Leubner
Jochen Leubner
Vice President

SIGNATURE OF THE FEDERAL REPUBLIC OF GERMANY

Pursuant to the requirements of the Securities Act of 1933, as amended, the Federal Republic of Germany has duly caused this amendment to registration statement no. 333-295769 to be signed on its behalf by the undersigned, thereunto duly authorized, in Berlin, Federal Republic of Germany, on June 22, 2026. The Federal Republic hereby appoints Puglisi & Associates as its authorized agent and representative under the Securities Act of 1933 in connection with this registration statement and any amendment hereto with all powers consequent to such appointment.

The Federal Republic of Germany

By:	/s/ Dr. Markus Hörmann
Dr. Markus Hörmann
Regierungsdirektor (Head of Division)

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, Puglisi & Associates, the duly authorized representative of KfW and of the Federal Republic of Germany in the United States, has duly caused this amendment to registration statement no. 333-295769 to be signed on its behalf by the undersigned, thereunto duly authorized, in Newark, Delaware on June 22, 2026.

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Donald J. Puglisi
Managing Director Authorized Representative

Exhibits

1.1	Form of Subscription Agreement for U.S. Dollar or Canadian Dollar-Denominated Global Notes, including Forms of Global Certificates (incorporated by reference to Exhibit 1.1 of registration statement no. 333-238461 filed on May 18, 2020)

1.2	Form of Subscription Agreement for Euro-Denominated Global Bonds Represented by One Global Certificate, including Forms of Global Certificates (incorporated by reference to Exhibit 1.2 of registration statement no. 333-238461 filed on May 18, 2020)

1.3	Form of Subscription Agreement for Global Notes Denominated in Currencies Other than U.S. Dollars, Euros or Canadian Dollars Represented by One Global Certificate, including Forms of Global Certificates (incorporated by reference to Exhibit 1.3 of registration statement no. 333-238461 filed on May 18, 2020)

3.1	Law Concerning KfW (English language translation) (incorporated by reference to Exhibit 3.1 of registration statement no. 333-238461 filed on May 18, 2020)

3.2	By-laws of KfW (English language translation)(incorporated by reference to Exhibit (i) to KfW’s Annual Report on Form 18-K for the fiscal year ended December 31, 2019, as subsequently amended by Amendment No. 4 on Form 18-K/A filed on December 21, 2020)

4.1	Amended and Restated Agency Agreement for Global Notes, dated December 22, 2010, among KfW, Deutsche Bank Aktiengesellschaft and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit (h) to KfW’s Annual Report on Form 18-K for the fiscal year ended December 31, 2009, as subsequently amended by Amendment No. 3 on Form 18-K/A filed on December 30, 2010)

4.2	Amended and Restated Agency Agreement for Global Notes, dated December 15, 2006, among KfW, Deutsche Bank Aktiengesellschaft and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 of the Registration Statement No. 333-139448 filed on December 18, 2006)

4.3	Agency Agreement for Global Notes, dated May 16, 2011, among KfW, The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A. for U.S. Dollar-Denominated Global Notes, Canadian Dollar-Denominated Global Notes, Euro-Denominated Global Bonds and Global Notes Denominated in Currencies other than U.S. Dollars, Euros or Canadian Dollars Represented by Two Global Certificates (incorporated by reference to Exhibit 4.3 of the Registration Statement No. 333-174268 filed on May 17, 2011)

4.4	Agency Agreement for Global Notes, dated August 26, 2020, among KfW, Citibank N.A., London Branch and Citibank Europe Plc, Frankfurt Branch for U.S. Dollar-Denominated Global Notes, Canadian Dollar-Denominated Global Notes, Euro-Denominated Global Bonds and Global Notes Denominated in Currencies other than U.S. Dollars, Euros or Canadian Dollars (incorporated by reference to Exhibit (h) to KfW’s Annual Report on Form 18-K for the fiscal year ended December 31, 2019, as subsequently amended by Amendment No. 3 on Form 18-K/A filed on November 6, 2020)

4.5	Agency Rules Relating to Global Bonds Denominated in Euro, Global Notes Denominated in U.S. Dollars, Canadian Dollars and in Other Currencies, dated May 14, 2012 (incorporated by reference to Exhibit 4.4 of the Registration Statement No. 333-181385 filed on May 14, 2012)

4.7	Forms of Global Certificates for U.S. Dollar-Denominated Global Notes (included in Exhibit 1.1)

4.8	Forms of Global Certificates for Canadian Dollar-Denominated Global Notes (included in Exhibit 1.1)

4.9	Forms of Global Certificates for Euro-Denominated Global Bonds Represented by One Global Certificate (included in Exhibit 1.2)

4.10	Forms of Global Certificates for Global Notes Denominated in Currencies Other than U.S. Dollars, Euros or Canadian Dollars Represented by One Global Certificate (included in Exhibit 1.3)

5.1	Opinion (including consent) of Dr. Karsten Hardraht, Esq., General Counsel and Senior Vice President of KfW, in respect of the legality of the Global Notes*

5.2	Opinion (including consent) of Dr. Karsten Hardraht, Esq., General Counsel and Senior Vice President of KfW, in respect of the Guarantee of the Federal Republic*

8.1	Opinion (including consent) of Hogan Lovells US LLP , U.S. Counsel to KfW, in respect of specified United States federal income tax matters*

23.1	Consent of Deloitte GmbH Wirtschaftsprüfungsgesellschaft*

23.2	Consent of Dr. Markus Hörmann, Regierungsdirektor (Head of Division)*

* Previously filed with the registration statement no. 333-295769 filed on May 11, 2026.